--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CHARTER COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                          CHARTER COMMUNICATIONS, INC.
                        (Name of Filing Person (Issuer))

                    4.75% CONVERTIBLE SENIOR NOTES DUE 2006
                    5.75% CONVERTIBLE SENIOR NOTES DUE 2005
                        (Title of Classes of Securities)

                                   16117MAC1
                                   16117MAB3
                                   16117MAA5
                    (CUSIP Numbers of Classes of Securities)

                              CURTIS S. SHAW, ESQ.
                          CHARTER COMMUNICATIONS, INC.
                            12405 POWERSCOURT DRIVE
                           ST. LOUIS, MISSOURI 63131
                                 (314) 965-0555
           (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:

                              ALVIN G. SEGEL, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 900
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 277-1010

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  AMOUNT OF FILING FEE
----------------------  --------------------
$899,800,000            $72,793.82

---------------

* For the purpose of calculating amount of filing fee only. The amount assumes that up to $600,000,000 aggregate principal amount of 5.75% Convertible Senior Notes due 2005 are purchased at a price equal to $825.00 per $1,000 principal amount and up to $506,000,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2006 are purchased at a price equal to $800.00 per $1,000 principal amount.
                             -----------------------
[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid: Not applicable.
   Form or Registration No.: Not applicable.
   Filing Party: Not applicable.
   Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO relates to the offers by Charter Communications, Inc., a Delaware corporation ("CCI"), to purchase for cash up to $506,000,000 aggregate principal amount of its outstanding 4.75% Convertible Senior Notes due 2006 (the "4.75% Notes") at a purchase price equal to $800.00 per $1,000 in principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase, and up to $600,000,000 aggregate principal amount of its outstanding 5.75% Convertible Senior Notes due 2005 (the "5.75% Notes," and together with the 4.75% Notes, the "Notes") at a purchase price equal to $825.00 per $1,000 in principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

     This Schedule TO is being filed by CCI. CCI's offers for the Notes are being made on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated July 11, 2003, and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Each offer will expire at 8:00 a.m., New York City time, on Friday, August 8, 2003, unless such offer is earlier terminated or extended. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     All information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in response to Items 1 through 11 to this Schedule TO except those Items as to which information is specifically provided herein.

ITEM 1.  SUMMARY TERM SHEET

     This information is set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" and is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The name of the issuer of the Notes is Charter Communications, Inc. The address of its principal executive office is 12405 Powerscourt Drive, St. Louis, Missouri 63131. Its telephone number is (314) 965-0555.

     (b) This Schedule TO relates to the offer to purchase up to $506,000,000 aggregate principal amount of CCI's 4.75% Notes and up to $600,000,000 aggregate principal amount of CCI's 5.75% Notes. As of June 30, 2003, there was $632,500,000 in aggregate principal amount of the 4.75% Notes outstanding and $750,000,000 in aggregate principal amount of the 5.75% Notes outstanding, for a total of $1,382,500,000 in aggregate principal amount of Notes outstanding.

     (c) The information is set forth in the section of the Offer to Purchase entitled "The Offer -- Information About the Notes" and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     This is an issuer tender offer. The filing person is the subject company. The information set forth in Item 2(a) above and in the section in the Offer to Purchase entitled "Certain Information Regarding CCI -- Directors and Executive Officers" is incorporated herein by reference.

     CCI is controlled by Paul G. Allen, whose business address is 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. The following tables name the directors and executive officers of CCI. Each such person's business address is c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131.

DIRECTORS                                                     POSITION(S)
---------                                                     -----------
Paul G. Allen.............................  Chairman of the Board of Directors
Marc B. Nathanson.........................  Director
Ronald L. Nelson..........................  Director
Nancy B. Peretsman........................  Director
John H. Tory..............................  Director
William D. Savoy..........................  Director
Carl E. Vogel.............................  Director
Larry W. Wangberg.........................  Director

EXECUTIVE OFFICERS                                            POSITION(S)
------------------                                            -----------
Paul G. Allen.............................  Chairman of the Board of Directors
Carl E. Vogel.............................  President and Chief Executive Officer
Margaret A. Bellville.....................  Executive Vice President -- Chief Operating
                                            Officer
Paul E. Martin............................  Senior Vice President and Principal Accounting
                                            Officer
Steven A. Schumm..........................  Executive Vice President -- Chief Administrative
                                            Officer and Interim Chief Financial Officer
Curtis S. Shaw............................  Senior Vice President, General Counsel and
                                            Secretary

ITEM 4.  TERMS OF THE TRANSACTION

     (a)(1)(i)-(iii), (v)-(ix), (xii): The information is set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "The Offers -- General," "The Offers -- Expiration, Extension, Amendment and Termination of the Offers," "Procedures for Tendering and Withdrawing Notes, -- Tendering Notes," "Procedures for Tendering and Withdrawing
Notes -- Withdrawing Notes," "Procedures for Tendering and Withdrawing Notes -- Acceptance for Payment," "Pro Rata Acceptance" and "United States Federal Income Tax Considerations" and is incorporated herein by reference.

     (a)(1)(iv), (x)-(xi): Not applicable.

     (a)(2)(i)-(vii): Not applicable.

     (b) The information is set forth in the section of the Offer to Purchase entitled "Certain Information Regarding CCI -- Directors and Executive Officers" and is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) The information is set forth in the section of the Offer to Purchase entitled "Agreements Involving CCI Securities," and is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information is set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet -- Information About the Offers" and "The
Offers -- Purpose of the Offers," and is incorporated herein by reference.

     (b) The information is set forth in the section of the Offer to Purchase entitled "The Offers -- General" and "The Offers -- Purpose of the Offers," and is incorporated herein by reference.

     (c)(1) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving CCI or its subsidiaries. However, CCI and its subsidiaries from time to time make or consider proposals relating to strategic acquisitions, dispositions and swaps of cable systems or other assets in order to more efficiently cluster their operations, reduce indebtedness or for other business reasons.

     (c)(2) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any purchase, sale or transfer of a material amount of CCI's assets or the assets of its subsidiaries. However, CCI and its subsidiaries from time to time make or consider proposals relating to strategic acquisitions, dispositions and swaps of cable systems or other assets in order to more efficiently cluster their operations, reduce indebtedness or for other business reasons.

     (c)(3) Except as set forth in the sections in the Offer to Purchase entitled "Important," "Summary Term Sheet -- Information About the Offers," "The Offers -- General," "The Offers -- The Holdings' Offers for Senior Notes and Senior Discount Notes of Holdings and Charter Capital," "The Offers -- Purpose of the Offers," "The Offers -- Source and Amount of Funds" and "The
Offers -- Conditions to the Offers," which are incorporated herein by reference, and Item 8(b) of this Schedule TO, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any material change to the present dividend rate or policy, indebtedness or capitalization of CCI.

     (c)(4) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations to change the number or term or to otherwise make any changes to the Board of Directors of CCI. Except for discussions in the ordinary course regarding increases in compensation and other compensation arrangements, no such person has any plans or proposals or is a party to negotiations regarding changes to material terms of the employment contracts of any of CCI's executive officers.

     (c)(5) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any other change in CCI's corporate structure or business.

     (c)(6) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of CCI to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association.

     (c)(7) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of CCI becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

     (c)(8) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the suspension of CCI's obligation to file reports under Section 15(d) of the Exchange Act.

     (c)(9) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the acquisition by any person of additional securities of CCI, or the disposition of securities of CCI.

     (c)(10) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any changes in CCI's charter, bylaws or other governing instruments or other actions that could impede the acquisition or control of CCI.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information is set forth in the section of the Offer to Purchase entitled "The Offers -- Source and Amount of Funds," and is incorporated herein by reference.

     (b) The information is set forth in the sections of the Offer to Purchase entitled "Important," "Summary Term Sheet" and "The Offers -- Conditions to the Offers" and is incorporated herein by reference. We have no alternative financing arrangements or alternative financing plans in the event that the primary financing plans fall through.

     (d)(1) The information is set forth in the sections of the Offer to Purchase entitled "The Offers -- Source and Amount of Funds" and "The
Offers -- Conditions to the Offers" and is incorporated herein by reference.

     (d)(2) We currently have made no plans or arrangements to refinance or repay the debt securities described in our response to (d)(1) of this Item 7, other than in accordance with the terms of those debt securities.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The information is set forth in the section of the Offer to Purchase entitled "Certain Information Regarding CCI -- Directors and Executive Officers" and is incorporated herein by reference.

     (b) To the best of our knowledge, no person identified in Item 3 of this Schedule TO, no associate or majority-owned subsidiary of CCI, and no director or executive officer of any subsidiary of CCI has engaged in any transactions in Notes during the 60 days preceding the date of this Schedule TO.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) The information is set forth in the section of the Offer to Purchase entitled "Dealer, Manager, Information Agent and Depositary," and is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

     (a)(1) The information is set forth in Item 8 of CCI's Annual Report on Form 10-K for the year ended December 31, 2002 and is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summarized financial information is contained in the section of the Offer to Purchase entitled "Summary Financial Information."

     (a)(2) The information is set forth in Item 1 of CCI's Quarterly Report on Form 10-Q for the period ended March 31, 2003 and is incorporated herein by reference.

     (a)(3) The information is set forth in the section of the Offer to Purchase entitled "Summary Financial Information," and is incorporated herein by reference.

     (a)(4) The information is set forth in the section of the Offer to Purchase entitled "Summary Financial Information--Book Value Per Share," and is incorporated herein by reference.

     (b)(1)-(3) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

     (a)(1)-(5) Not applicable.

     (b) All of the information set forth in the Offer to Purchase and the Letter of Transmittal relating to the Notes is incorporated herein by reference.

     We also incorporate by reference the following documents listed below:

     - CCI's Proxy Statement(1) dated June 25, 2003;

     - CCI's Annual Report on Form 10-K for the year ended December 31, 2002;

     - CCI's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

     - CCI's Current Report on Form 8-K filed May 30, 2003; and

---------------

     1 The information referred to in Item 402 (a)(8) of Regulation S-K and paragraph (d)(3) of Item 7 of Schedule 14A promulgated by the SEC shall not be deemed to be specifically incorporated by reference into this Schedule TO.

     - CCI's Current Report on Form 8-K filed July 11, 2003.

ITEM 12.  EXHIBITS

     (a)(1)(i) Offer to Purchase, dated July 11, 2003.

     (a)(1)(ii) Form of Letter of Transmittal.

     (a)(1)(iii) Guidelines to Form W-9.

     (a)(2)-(a)(4) None.

     (d)(1)(i)(A) Charter Communications Holdings, LLC 1999 Option Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).

     (d)(1)(i)(B) Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC (incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499)).

     (d)(1)(i)(C) Form of Amendment No. 1 to the Charter Communications Holdings, LLC 1999 Option Plan (incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the registration statement on Form S-1 of Charter Communications, Inc. on November 1, 1999 (File No. 333-83887)).

     (d)(1)(i)(D) Amendment No. 2 to the Charter Communications Holdings, LLC 1999 Option Plan (incorporated by reference to Exhibit 10.4(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).

     (d)(1)(i)(E) Amendment No. 3 to the Charter Communications 1999 Option Plan (incorporated by reference to Exhibit 10.14(e) to the annual report on Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).

     (d)(1)(i)(F) Amendment No. 4 to the Charter Communications 1999 Option Plan (incorporated by reference to Exhibit 10.10(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

     (d)(1)(ii)(A) Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on May 15, 2001 (File No. 000-27927)).

     (d)(1)(ii)(B) Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(b) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

     (d)(1)(ii)(C) Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).

     (d)(1)(ii)(D) Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective January 2, 2002 (incorporated by reference to
Exhibit 10.15(c) to the annual report on Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).

     (d)(1)(ii)(E) Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(e) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

     (d)(1)(ii)(F) Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.11(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

     (d)(2) Form of Savoy Stock Option Agreement, dated November 8, 1999, between Vulcan Cable III, Paul G. Allen and William D. Savoy (incorporated by reference to Exhibit 10.15 to Amendment No. 3 to the Schedule 13D of Paul G. Allen filed on March 11, 2002 (File No. 005-57191)).

     (d)(3) Form of Registration Rights Agreement, dated as of November 12, 1999, by and among Charter Communications, Inc., Charter Investment, Inc., Vulcan Cable III Inc., Mr. Paul G. Allen, Mr. Jerald L. Kent, Mr. Howard L. Wood and Mr. Barry L. Babcock (incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).

     (d)(4) Accretion Put Agreement, dated as of November 12, 2001, between Paul
G. Allen and each of Chatham Investments, LLLP (Kevin B. Allen), Jeffrey D. Bennis, Stephen E. Hattrup, CRM I Limited Partnership LLLP, CRM II Limited Partnership, LLLP, Lucille Maun, Peter N. Smith, Monroe M. Rifkin, Bruce A. Rifkin, Stuart G. Rifkin, Ruth Rifkin Bennis, Rifkin Family Investment Company, L.L.L.P., Rifkin & Associates, Inc., and Rifkin Children's Trust III (incorporated by reference to Exhibit 10.17 to Amendment No. 3 to the Schedule 13D of Paul G. Allen filed on March 11, 2002 (File No. 005-57191)).

     (d)(5) Put Agreement, dated as of November 12, 2001, between Paul G. Allen and each of Falcon Holding Group, Inc., Falcon Cable Trust, Nathanson Family Trust, Blackhawk Holding Company, Inc., Advance Company, Ltd., Advance TV of California, Inc., and Greg Nathanson (incorporated by reference to Exhibit 10.18 to Amendment No. 3 to the Schedule 13D of Paul G. Allen filed on March 11, 2002 (File No. 005-57191)).

     (d)(6) Form of Exchange Agreement, dated as of November 12, 1999 by and among Charter Investment, Inc., Charter Communications, Inc., Vulcan Cable III Inc. and Paul G. Allen (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the registration statement on Form S-1 of CCI filed on October 18, 1999 (File No. 333-83887)).

     (g) None.

     (h) None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CHARTER COMMUNICATIONS, INC.

                                          By: /s/ CURTIS S. SHAW
                                            ------------------------------------
                                            Name: Curtis S. Shaw
                                            Title:  Senior Vice President,
                                                    General Counsel and
                                                    Secretary

Dated: July 11, 2003

                               INDEX TO EXHIBITS

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)(i)     Offer to Purchase, dated July 11, 2003.
(a)(1)(ii)    Form of Letter of Transmittal.
(a)(1)(iii)   Guidelines to Form W-9
(a)(2)-(a)(4) None.
(d)(1)(i)(A)  Charter Communications Holdings, LLC 1999 Option Plan
              (incorporated by reference to Exhibit 10.4 to Amendment No.
              4 to the registration statement on Form S-4 of Charter
              Communications Holdings, LLC and Charter Communications
              Holdings Capital Corporation filed on July 22, 1999 (File
              No. 333-77499)).
(d)(1)(i)(B)  Assumption Agreement regarding Option Plan, dated as of May
              25, 1999, by and between Charter Communications Holdings,
              LLC and Charter Communications Holding Company, LLC
              (incorporated by reference to Exhibit 10.13 to Amendment No.
              6 to the registration statement on Form S-4 of Charter
              Communications Holdings, LLC and Charter Communications
              Holdings Capital Corporation filed on August 27, 1999 (File
              No. 333-77499)).
(d)(1)(i)(C)  Form of Amendment No. 1 to the Charter Communications
              Holdings, LLC 1999 Option Plan (incorporated by reference to
              Exhibit 10.10(c) to Amendment No. 4 to the registration
              statement on Form S-1 of Charter Communications, Inc. on
              November 1, 1999 (File No. 333-83887)).
(d)(1)(i)(D)  Amendment No. 2 to the Charter Communications Holdings, LLC
              1999 Option Plan (incorporated by reference to Exhibit
              10.4(c) to the annual report on Form 10-K filed by Charter
              Communications, Inc. on March 30, 2000 (File No.
              000-27927)).
(d)(1)(i)(E)  Amendment No. 3 to the Charter Communications 1999 Option
              Plan (incorporated by reference to Exhibit 10.14(e) to the annual report on Form 10-K of Charter Communications, Inc.
              filed on March 29, 2002 (File No. 000-27927)).
(d)(1)(i)(F)  Amendment No. 4 to the Charter Communications 1999 Option
              Plan (incorporated by reference to Exhibit 10.10(f) to the annual report on Form 10-K of Charter Communications, Inc.
              filed on April 15, 2003 (File No. 000-27927)).
(d)(1)(ii)(A) Charter Communications, Inc. 2001 Stock Incentive Plan
              (incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on
              May 15, 2001 (File No. 000-27927)).
(d)(1)(ii)(B) Amendment No. 1 to the Charter Communications, Inc. 2001
              Stock Incentive Plan (incorporated by reference to Exhibit
              10.11(b) to the annual report on Form 10-K of Charter
              Communications, Inc. filed on April 15, 2003 (File No.
              000-27927)).
(d)(1)(ii)(C) Amendment No. 2 to the Charter Communications, Inc. 2001
              Stock Incentive Plan (incorporated by reference to Exhibit
              10.10 to the quarterly report on Form 10-Q filed by Charter
              Communications, Inc. on November 14, 2001 (File No.
              000-27927)).
(d)(1)(ii)(D) Amendment No. 3 to the Charter Communications, Inc. 2001
              Stock Incentive Plan effective January 2, 2002 (incorporated by reference to Exhibit 10.15(c) to the annual report on
              Form 10-K of Charter Communications, Inc. filed on March 29,
              2002 (File No. 000-27927)).
(d)(1)(ii)(E) Amendment No. 4 to the Charter Communications, Inc. 2001
              Stock Incentive Plan (incorporated by reference to Exhibit
              10.11(e) to the annual report on Form 10-K of Charter
              Communications, Inc. filed on April 15, 2003 (File No.
              000-27927)).
(d)(1)(ii)(F) Amendment No. 5 to the Charter Communications, Inc. 2001
              Stock Incentive Plan (incorporated by reference to Exhibit
              10.11(f) to the annual report on Form 10-K of Charter
              Communications, Inc. filed on April 15, 2003 (File No.
              000-27927)).
(d)(2)        Form of Savoy Stock Option Agreement, dated November 8,
              1999, between Vulcan Cable III, Paul G. Allen and William D.
              Savoy (incorporated by reference to Exhibit 10.15 to
              Amendment No. 3 to the Schedule 13D of Paul G. Allen filed on March 11, 2002 (File No. 005-57191)).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(d)(3)        Form of Registration Rights Agreement, dated as of November
              12, 1999, by and among Charter Communications, Inc., Charter
              Investment, Inc., Vulcan Cable III Inc., Mr. Paul G. Allen,
              Mr. Jerald L. Kent, Mr. Howard L. Wood and Mr. Barry L.
              Babcock (incorporated by reference to Exhibit 10.14 to
              Amendment No. 3 to the registration statement on Form S-1 of
              Charter Communications, Inc. filed on October 18, 1999 (File
              No. 333-83887)).
(d)(4)        Accretion Put Agreement, dated as of November 12, 2001,
              between Paul G. Allen and each of Chatham Investments, LLLP
              (Kevin B. Allen), Jeffrey D. Bennis, Stephen E. Hattrup, CRM
              I Limited Partnership LLLP, CRM II Limited Partnership,
              LLLP, Lucille Maun, Peter N. Smith, Monroe M. Rifkin, Bruce
              A. Rifkin, Stuart G. Rifkin, Ruth Rifkin Bennis, Rifkin
              Family Investment Company, L.L.L.P., Rifkin & Associates,
              Inc., and Rifkin Children's Trust III (incorporated by
              reference to Exhibit 10.17 to Amendment No. 3 to the
              Schedule 13D of Paul G. Allen filed on March 11, 2002 (File
              No. 005-57191)).
(d)(5)        Put Agreement, dated as of November 12, 2001, between Paul
              G. Allen and each of Falcon Holding Group, Inc., Falcon
              Cable Trust, Nathanson Family Trust, Blackhawk Holding
              Company, Inc., Advance Company, Ltd., Advance TV of
              California, Inc., and Greg Nathanson (incorporated by
              reference to Exhibit 10.18 to Amendment No. 3 to the
              Schedule 13D of Paul G. Allen filed on March 11, 2002 (File
              No. 005-57191)).
(d)(6)        Form of Exchange Agreement, dated as of November 12, 1999 by and among Charter Investment, Inc., Charter Communications,
              Inc., Vulcan Cable III Inc. and Paul G. Allen (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the
              registration statement on Form S-1 of CCI filed on October
              18, 1999 (File No. 333-83887)).
(g)           None.
(h)           None.